Exhibit 99.3

DSP Merrill Lynch Limited
[DSP Merrill Lynch’s Logo]	Mafatlal Centre, 10th Floor, Nariman Point, Mumbai 400 021 Tel : +91 22 6632 8000 Fax : +91 22 2204 8518
January 7, 2009
Chairman, Securities and Exchange Board of India
SEBI Bhavan, Plot No. C4-A, G-Block,
Bandra Kurla Complex
Bandra (E), Mumbai — 400051
Re: Satyam Computer Services Limited
Dear Sir
This is to inform you that we, DSP Merrill Lynch Limited, have terminated our advisory engagement with Satyam Computer Services Limited (the “Company”) for considering various strategic options on January 6, 2009. This has been communicated to the Company as well yesterday.
In the course of such engagement, we came to understand that there were material accounting irregularities, which prompted our aforesaid decision.
Regards
Kevan Watts,
President
cc: Satyam Computer Services Limited
cc: The Bombay Stock Exchange Limited
cc: The National Stock Exchange of India Limited